INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 5, 2018

Invictus’ AB Laboratories and AB Ventures Reach
Important Milestones

Vancouver, BC, March 5, 2018 - INVICTUS MD STRATEGIES CORP.’s ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) AB Laboratories Inc. (“AB Labs”) is pleased to announce the closing of the acquisition of the land and building (the “Property”) next door for $5.2 million for its Phase 2 expansion. The address of the Property has been consolidated with AB Labs existing address to allow the existing cultivation and sales license to extend to the Property. The milestone allows AB Labs to continue moving ahead with its aggressive cannabis production capacity, as Canada marches towards full legalization during 2018.

“Acquiring and consolidating these facilities at AB Labs has been of keen importance and we are delighted to formally secure the merging of the facilities and to begin the next steps towards delivering AB Labs to full production,” said Dan Kriznic, Chairman and CEO of Invictus.

The Phase 2 construction adds 40,000 square feet to AB Labs existing 15,600 square feet of cultivation space and is on track for a mid June 2018 completion. The combined 55,600 square feet facility contains multiple rooms for cultivation, trimming and drying in a controlled and regulated environment, and plays a critical role in Invictus’ strong production profile.

At the same time, construction planning moves ahead at AB Ventures Inc. (AB Ventures), located on a 100-acre property near Hamilton. The building team at AB Ventures is now completing all conditions required by the municipality, including a hydrological survey. Immediately following the completion of all of the required documentation, AB Ventures will submit building permit requests.

Once AB Ventures receives its Access to Cannabis for Medical Purposes Regulation (ACMPR) license, the entire property will have the potential for cannabis cultivation. Invictus has committed $5.5 million in funding to build out the first 21,000 square foot building on property.

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

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INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the granting of a license under the ACMPR to AB Ventures are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Ventures will satisfy all conditions for and be granted a license under the ACMPR and will receive a development permit on the expected terms, AB Ventures is able to successfully build a production facility, and that the legalization of recreational use of cannabis in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Ventures will not be granted a license under the ACMPR or will not receive a development permit on the expected terms or at all, that AB Ventures is not able to successfully build a production facility, and that the legalization of recreational use of cannabis in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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